Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel 54030
Israel

January 8, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Israel Technology Acquisition Corp.
Registration Statement on Form S-4
File No. 333-136092
Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Israel Technology Acquisition Corp. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-4, File Number 333-136092 (the “Form S-4 Registration Statement”), relating to the offering of the Company’s securities. The securities were issuable as merger consideration to the holders of all the equity interests of IXI Mobile, Inc., as described in the Form S-4 Registration Statement. This application is being made based upon discussions with the Staff of the Securities and Exchange Commission indicating that the Form S-4 Registration Statement may not be used for the registration of such securities. No securities have been sold under the Form S-4 Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-4 Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call our attorneys, David Alan Miller or Jeffrey M. Gallant of Graubard Miller, at (212) 818-8661 or (212) 818-8638, respectively.

Sincerely,

/s/ Israel Frieder

Israel Frieder
Chief Executive Officer